Exhibit 99.1

AMENDMENT NO. 6 TO
LOAN AGREEMENT

This AMENDMENT NO. 6 TO LOAN AGREEMENT (this “Sixth Amendment”), effective as of August 5, 2004 upon the satisfaction of the conditions set forth herein, is hereby entered into among WELLS FARGO FOOTHILL, INC., a California corporation formerly known as FOOTHILL CAPITAL CORPORATION (“Lender”), and American Restaurant Group, Inc., a Delaware corporation (“ARG”), ARG Enterprises, Inc., a California corporation (“Enterprises”), ARG Property Management Corporation, a California corporation (“Property Management”), and ARG Terra, Inc., a Delaware corporation (“Terra”).  ARG, Enterprises, Property Management, and Terra are collectively referred to herein as “Borrowers” and individually as a “Borrower”.

RECITALS

WHEREAS, Borrowers and Lender have executed and delivered that certain Loan Agreement, dated as of  December 17, 2001 (as amended, modified, or supplemented from time to time, the “Loan Agreement”);

WHEREAS, Borrowers have requested Lender to agree to (1) amend the Advance availability for a limited period of time, (2) amend the definitions of EBITDA and Maximum Revolver Amount in the Loan Agreement, (3) add a definition of “Restructuring Expense Add Back,” (4) amend the financial covenants and (5) permit extensions of credit notwithstanding the occurrence and continuation of the Specified Defaults.  Lender has agreed to such amendments, subject to the terms and conditions of this Sixth Amendment.

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Borrowers and Lender do hereby agree as follows:

SECTION 1.         RELATION TO THE LOAN AGREEMENT; DEFINITIONS.

1.1 Relation to Loan Agreement.  This Sixth Amendment constitutes an integral part of the Loan Agreement and shall be deemed to be a Loan Document for all purposes.  Upon the effectiveness of this Sixth Amendment, on and after the date hereof each reference in the Loan Agreement to “this Agreement,” “hereunder,” “hereof,” or words of like import referring to the Loan Agreement, and each reference in the other Loan Documents to “the Loan Agreement,” “thereunder,” “thereof,” or words of like import referring to the Loan Agreement, shall mean and be a reference to the Loan Agreement as amended hereby.

1.2 Capitalized Terms.  For all purposes of this Sixth Amendment, capitalized terms used herein without definition shall have the meaning specified in the Loan Agreement.

SECTION 2.         AMENDMENTS TO LOAN AGREEMENT.

2.1 Addition of Definition of “Restructuring Expense Add Back”.

Commencing on the date hereof, a definition of  “Restructuring Expense Add Back” is added to Section 1, Definitions and Construction, Section 1.1, Definitions, of the Loan Agreement as follows:

“Restructuring Expense Add Back” means all fees and expenses paid or accrued (without duplication) relating to professional fees, legal fees, advisory fees, administrative fees, court-related costs, consultant fees, and other similar fees paid or accrued (without duplication) in connection with a restructuring of the Borrowers’ obligations under the Loan Documents, Eligible Credit Facility, and Indenture.

2.2 Amendment to Definition of “EBITDA”.

The definition of “EBITDA” contained in Section 1.1 of the Loan Agreement is hereby amended from and after the date hereof by deleting such definition and replacing it with the following:

“EBITDA” means, with respect to any fiscal period being measured, Borrowers’ and Subsidiary Guarantors’ consolidated net earnings (or loss) from operations, minus (a) to the extent included in computing net earnings (loss) from operations, extraordinary gains; plus (b) without duplication, to the extent deducted in computing net earnings (loss) from operations, interest expense (net of interest income), income taxes, extraordinary losses, depreciation, amortization, and non-cash charges for the following items incurred by Borrowers or Subsidiary Guarantors in connection with changes to Borrowers’ and Subsidiary Guarantors’ financial statements because of GAAP requirements:  vacation accrual, store-closing reserves, gift-certificate accrual, and litigation accrual; provided, however, that such non-cash charges shall not exceed (w) $62,500 for the first fiscal quarter of any fiscal year, (x) $62,500 for the second fiscal quarter of any fiscal year, (y) $187,500 for the third fiscal quarter of any fiscal year, and (z) $187,500 for the fourth fiscal quarter of any fiscal year; plus (c) the loss on impairment and store closures not to exceed $3,889,000 for the fiscal quarter ending September 29, 2003 and not to exceed $5,478,000 for the fiscal quarter ending December 29, 2003; plus (d) a reserve for the SRG bankruptcy not to exceed $10,010,000 for the fiscal quarter ending September 29, 2003 and a credit to the SRG bankruptcy reserve not to exceed $1,596,000 for the fiscal quarter ending December 29, 2003; plus (e) a reserve for the discontinued gift-certificate program not to exceed $400,000 for the fiscal quarter ending September 29, 2003 and a reserve for the discontinued gift-certificate program not to exceed $2,400,000 for the fiscal quarter ending December 29, 2003; plus (f) the Restructuring Expense Add Back not to exceed $5,000,000; plus (g) expenses related to store closures in an amount not to exceed $900,000; plus (h) lease settlement fees actually paid to

Huntley, Mullaney & Spargo by Borrowers in connection with any Borrower’s real property leases in an amount not to exceed $1,850,000; plus (i) to the extent deducted in computing net earnings (loss) from operations, the amount of any lease termination payments made to landlords under real property leases under which leases any Borrower was a lessee, an indemnitor or a guarantor of a lessee’s obligations; plus (j) non-cash asset impairment or writedown charges relating to the real properties identified on Schedule E-1 (as such Schedule is amended or updated from time to time with the prior written consent of Agent, which shall not be unreasonably withheld) in aggregate amount not to exceed $7,217,000; plus (k) non-cash net losses (defined as proceeds from sales minus net book value of assets sold) in connection with the sale of certain properties identified on Schedule E-2 in aggregate amount not to exceed $1,000,000.  All of the foregoing shall, in each case and for each aspect of this calculation, be determined in accordance with GAAP with respect only to the applicable fiscal period.

2.3 Amendment to Definition of “Maximum Revolver Amount”.

The definition of “Maximum Revolver Amount” contained in Section 1.1 of the Loan Agreement is hereby amended from and after the date hereof by deleting such definition and replacing it with the following:

“Maximum Revolver Amount” means $17,500,000.

2.4 Amendment to Section 2.1(a).

From and after the date hereof, Section 2.1(a) of the Loan Agreement is hereby amended by deleting clauses (ii) and (iii) thereof in their entirety and replacing them with the following:

(ii) as of any date of calculation, from August 5, 2004 to and including January 31, 2005, one hundred thirty-five percent (135%) of the trailing twelve-month EBITDA, and as of any other date seventy-five percent (75%) of the trailing twelve-month EBITDA, in each case as calculated monthly in accordance with Section 6.3(a)(ii)(A), less the Letter of Credit Usage and (iii) twenty five percent (25%) of the Enterprise Value less the Letter of Credit Usage (the “Borrowing Base”).

2.5 Amendment to Section 2.1(a).

From and after the date hereof, Section 2.1(a) of the Loan Agreement is hereby amended by adding the following sentence at the end thereof:

For so long as the forbearance provided by that certain Forbearance Agreement, dated and effective as of August 5, 2004, by and among Lender and Borrowers (the “Forbearance Agreement”), including any extensions thereto, is in full force and effect, Lender agrees to continue to make Advances hereunder, in each case subject to the terms and provisions of such Forbearance Agreement and this Agreement.

2.6 Amendment to Section 7.20.

From and after the date hereof, Section 7.20 of the Loan Agreement is hereby amended by deleting such Section and replacing it with the following:

7.20 Financial Covenants.

(a)           Fail to Maintain Minimum EBITDA.  EBITDA, measured at fiscal quarter-end on a trailing-twelve-month basis, of not less than the required amount set forth in the following table for the fiscal quarter ending on the date set forth opposite thereto.

Applicable Amount	For the Fiscal Quarter Ending
$14,500,000	June 28, 2004
$14,000,000	September 27, 2004
$14,500,000	December 27, 2004
$15,000,000	March 28, 2005 and thereafter

(b)           Restrict Capital Expenditures.  Capital Expenditures in any fiscal quarter may not be in excess of the amount set forth in the following table for the applicable period; provided, however, if less than the maximum amount is utilized within a fiscal quarter, the unused portion shall increase the ceiling available in the next-succeeding fiscal quarter and subsequent periods until applied.  The intention is that the Borrowers have available the cumulative, unutilized amount.

Maximum Amount	For the Fiscal Quarters Ending
$1,250,000	June 28, 2004
$2,500,000	September 27, 2004
$2,750,000	December 27, 2004
$1,250,000	March 28, 2005 and thereafter

2.7 Addition of Schedule E-1.

Exhibit 1 hereto is hereby added as Schedule E-1 to the Loan Agreement.

2.8 Addition of Schedule E-2.

Exhibit 2 hereto is hereby added as Schedule E-2 to the Loan Agreement.

SECTION 3.         REPRESENTATIONS AND WARRANTIES OF BORROWERS.

3.1 Corporate Organization and Authority.

(a)           Each Borrower is a corporation duly organized and existing and in good standing under the laws of its jurisdiction of formation and is duly qualified to do business and in good standing in every jurisdiction in which the nature of the business done or the property owned by it would make such qualification necessary.

(b)           Each Borrower has all requisite power and authority to own and operate its properties, and to conduct its business as currently conducted and as currently proposed to be conducted.  Each Borrower has all requisite power and authority necessary to enter into this Sixth Amendment and to perform its obligations under this Sixth Amendment.

3.2 Corporate Proceedings; Validity of Amendment.  Each Borrower has taken all corporate action necessary to be taken by it to authorize the execution and delivery of this Sixth Amendment.   This Sixth Amendment has been duly executed and delivered by each Borrower and constitutes the legal, valid, and binding obligation of each Borrower, enforceable against each Borrower in accordance with its terms, except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or limiting creditors’ rights generally.

3.3 No Violations, Consents, or Approvals.  The execution, delivery, and performance by each Borrower of this Sixth Amendment, and the consummation of the transactions contemplated hereby, do not and will not (i) violate any provision of federal, state, or local law or regulation applicable to such Borrower, the Governing Documents of such Borrower, or any order, judgment, or decree of any court or other Governmental Authority binding on such Borrower, (ii) conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under any material contractual obligation of such Borrower, including, without limitation, the Indenture and Eligible Credit Facility, or (iii) require any approval of such Borrower’s stockholders or any approval or consent of any Person under any material contractual obligation of such Borrower.

3.4 Ratification and Confirmation of Loan Documents.  The Loan Agreement and all other Loan Documents and all representations, warranties, terms, and conditions therein remain in full force and effect, and each Borrower hereby confirms and ratifies each of the provisions of the Loan Agreement and the other Loan Documents.

3.5 Bank Debt. Upon the consummation of the transactions contemplated hereby, the Maximum Bank Debt Principal (as defined in the definition of “Bank Debt” set forth within the Intercreditor Agreement) shall not exceed $25,000,000.

SECTION 4.         MISCELLANY.

4.1 Conditions to Effectiveness.  This Sixth Amendment shall not become effective until Lender has received each of the following:

(a)           duly executed and delivered counterparts of this Sixth Amendment by Lender and Borrowers;

(b)           evidence that the execution, delivery, and performance of this Sixth Amendment have been duly authorized by all necessary corporate action on the part of Borrowers, including certified copies of resolutions adopted in connection therewith;

(c)           copies of executed consents, if any, required by the Indenture, any Eligible Credit Facility, or any other agreement to which any Borrower is a party;

(d)           an amendment to the Eligible Credit Facility permitting at any time outstanding Advances and Letter of Credit Usage in an aggregate amount equal to $17,500,000; and

(e)           a legal opinion of Borrowers’ counsel, in form and substance satisfactory to Lender, that (i) each Borrower has the power and authority to enter into this Sixth Amendment, (ii) the execution, delivery, and performance of this Sixth Amendment has been duly authorized by each Borrower, (iii) this Sixth Amendment is enforceable against each Borrower in accordance with its terms, and (iv) the execution and delivery by each Borrower of this Sixth Amendment and the performance by it of its obligations hereunder shall not constitute a breach by such Borrower of, or constitute a default by such Borrower under the Indenture or the Eligible Credit Facility.

4.2 Successors and Assigns.  This Sixth Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

4.3 Counterparts.  This Sixth Amendment may be executed simultaneously in two or more counterparts, each of which shall be deemed to be an original but all of which shall constitute together but one and the same instrument.  Delivery of an executed counterpart hereof by facsimile or electronic transmission shall be as effective as delivery of a manually executed counterpart of this Sixth Amendment.

4.4 GOVERNING LAW. THE VALIDITY OF THIS SIXTH AMENDMENT, THE CONSTRUCTION, INTERPRETATION, AND ENFORCEMENT HEREOF, AND THE RIGHTS OF THE PARTIES HERETO WITH RESPECT TO ALL MATTERS ARISING HEREUNDER OR RELATED HERETO SHALL BE DETERMINED UNDER, GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA.

4.5 Expenses.  Borrowers agree to pay the expenses of Lender in connection with the transactions contemplated by this Sixth Amendment (including, without limitation, the fees and expenses of counsel for the Lender).

4.6 Release.

(a)           Each Borrower, their respective successors-in-title, legal representatives, and assignees and, to the extent the same is claimed by right of, through, or under any Borrower, for their past, present, and future employees, agents, representatives, officers, directors, shareholders, and trustees, do hereby forever remise, release, and discharge Lender, and Lender’s respective successors-in-title, legal representatives, and assignees, past, present, and future officers, directors, shareholders, trustees, agents, employees, consultants, experts, advisors, attorneys and other professionals, and all other persons and entities to whom Lender would be liable if such persons or entities were found to be liable to Borrowers, or any of them (collectively hereinafter the “Lender Parties”), from any and all manner of action and actions, cause and causes of action, counterclaims, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, damages, judgments, expenses, executions, liens, claims of liens, claims of costs, penalties, attorneys’ fees, or any other compensation, recovery, or relief on account of any loss, liability, obligation, demand, or cause of action of whatever nature relating to, arising out of, or in connection with the Loan Agreement or any other Loan Document, including, but not limited to, acts, omissions to act, actions, negotiations, discussions, and events resulting in the finalization and execution of this Sixth Amendment, as, among, and between the Borrowers and the Lender Parties, such claims whether now accrued and whether now known or hereafter discovered, from the beginning of time through the date hereof, and specifically including, without any limitation, any claims of liability asserted or that could have been asserted with respect to, arising out of, or in any manner whatsoever connected directly or indirectly with any “lender liability-type” claim.

(b)           As to each and every claim released hereunder, Borrowers represent that they have received the advice of legal counsel with regard to the releases contained herein, and having been so advised, each of them specifically waives the benefit of the provisions of Section 1542 of the Civil Code of California:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.

4.7 Effect of this Sixth Amendment.  Except as expressly amended hereby, any conditions of the Loan Documents shall remain unamended and unwaived.  The amendments set forth herein shall be limited precisely as provided for herein to the provisions expressly amended herein and shall not (i) be deemed to be a waiver of, amendment of, consent to, or modification of any other term or provision of any other document or of any transaction or further action on the part of the Borrowers that would require the consent of Lender under the Loan Agreement or (ii) create a course of conduct or dealing among the parties hereto.

IN WITNESS WHEREOF, each of the parties hereto has caused this Sixth Amendment to be executed and delivered as of the date first written above by a duly authorized representative.

AMERICAN RESTAURANT GROUP, INC.,
a Delaware corporation

By:	/s/ Patrick J. Kelvie
Patrick J. Kelvie
Vice President

ARG ENTERPRISES, INC.,
a California corporation

By:	/s/ Patrick J. Kelvie
Patrick J. Kelvie
Vice President

ARG PROPERTY MANAGEMENT CORPORATION,
a California corporation

By:	/s/ Patrick J. Kelvie
Patrick J. Kelvie
Vice President

ARG TERRA, INC.,
a Delaware corporation

By:	/s/ Patrick J. Kelvie
Patrick J. Kelvie
Vice President

WELLS FARGO FOOTHILL, INC.,
a California corporation

By:
Title:

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